

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2018

Anthony Domalski
Chief Financial Officer
Sotherly Hotels Inc.
Sotherly Hotels LP
410 West Francis Street
Williamsburg, VA 23185

> **Re: Sotherly Hotels Inc.**
> **Sotherly Hotels LP**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 001-32379 (Inc.)**
> **File No. 001-36091 (LP)**

Dear Mr. Domalski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities